SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  Aerogen Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    007779309
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                               OrbiMed Capital LLC
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 March 11, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 068750V102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Samuel D. Isaly
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_| (a)
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|_| (b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions) AF
                                       -----------------------------------------
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
[ ] ----------------------------------------------------------------------------

(6) Citizenship or Place of Organization United States
                                         ---------------------------------------
--------------------------------------------------------------------------------

      Number of              (7)   Sole Voting Power
       Shares                                      ------------------------
     Beneficially                  ----------------------------------------
      Owned by               (8)   Shared Voting Power   1,835,020
       Each                                              ------------------
    Reporting                      ----------------------------------------
   Person With                (9)  Sole Dispositive Power
                                                          -----------------
                                   ----------------------------------------
                             (10)  Shared Dispositive Power  1,835,020
                                                             --------------
                                   ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,835,020
                                                                       ---------
         -----------------------------------------------------------------------


(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]     (See Instructions)
        ------------------------------------------------------------------------


(13)    Percent of Class Represented by Amount in Row (11)   21.8%
                                                            --------------------
        ------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Advisors LLC
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_| (a)
       -------------------------------------------------------------------------
|_| (b)
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       -------------------------------------------------------------------------

(3) SEC Use Only
                ----------------------------------------------------------------
    ----------------------------------------------------------------------------

(4) Source of Funds (See Instructions) AF
                                       -----------------------------------------
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
[ ] ----------------------------------------------------------------------------

(6) Citizenship or Place of Organization Delaware
                                         ---------------------------------------
--------------------------------------------------------------------------------

      Number of              (7)   Sole Voting Power
       Shares                                      ------------------------
     Beneficially                  ----------------------------------------
      Owned by               (8)   Shared Voting Power   1,169,820
       Each                                              ------------------
    Reporting                      ----------------------------------------
   Person With                (9)  Sole Dispositive Power
                                                          -----------------
                                   ----------------------------------------
                             (10)  Shared Dispositive Power  1,169,820
                                                             --------------
                                   ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,169,820
                                                                       ---------
         -----------------------------------------------------------------------


(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]     (See Instructions)
        ------------------------------------------------------------------------


(13)    Percent of Class Represented by Amount in Row (11)   13.9%
                                                            --------------------
        ------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions) IA
                                                 -------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Capital LLC
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_| (a)
       -------------------------------------------------------------------------
|_| (b)
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------

(3) SEC Use Only
                ----------------------------------------------------------------
    ----------------------------------------------------------------------------

(4) Source of Funds (See Instructions) AF
                                       -----------------------------------------
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
[ ] ----------------------------------------------------------------------------

(6) Citizenship or Place of Organization Delaware
                                         ---------------------------------------
--------------------------------------------------------------------------------

      Number of              (7)   Sole Voting Power
       Shares                                      ------------------------
     Beneficially                  ----------------------------------------
      Owned by               (8)   Shared Voting Power   665,200
       Each                                              ------------------
    Reporting                      ----------------------------------------
   Person With                (9)  Sole Dispositive Power
                                                          -----------------
                                   ----------------------------------------
                             (10)  Shared Dispositive Power  665,200
                                                             --------------
                                   ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  665,200
                                                                       ---------
         -----------------------------------------------------------------------


(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]     (See Instructions)
        ------------------------------------------------------------------------


(13)    Percent of Class Represented by Amount in Row (11)   7.9%
                                                            --------------------
        ------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions) CO
                                                 -------------------------------

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this Statement on Schedule 13D relates is the Preferred Stock (the "Shares"), of Aerogen Corp. (the "Issuer"), with its principal executive offices located at 2071 Stierlin Court, Mountain View, CA, 94043.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital LLC, limited liability companies organized under the laws of Delaware.

         (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

         OrbiMed Capital LLC is a registered investment advisor under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

                  The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

                (i) name;

                (ii) business address (or residence address where indicated);

                (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                 (iv) citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On March 11, 2004, pursuant to the authority of OrbiMed Advisors LLC and OrbiMed Capital LLC under their respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to Caduceus Capital Trust, Caduceus Capital II, L.P., UBS Eucalyptus Fund, Ltd., PaineWebber Eucalyptus Fund, Ltd., HFR SHC Aggressive Fund and Finsbury Worldwide Pharmaceutical Trust (the "Funds") as more particularly referred to in
Item 6 below caused these clients to enter into a Series A-1 Convertible Preferred Stock and Warrant Purchase Agreement (the "Agreement") to purchase 200,000 shares of a new class of the Issuer's preferred stock to be designated as "Series A 6% Adjustable Cumulative Convertible Voting Preferred Stock" (the "Preferred Stock", convertible to 2,000,000 shares of common stock) and warrants to purchase 2,000,000 shares of common stock (the "Warrants" and together with the Preferred Stock, the "Preferred Stock and Warrants"). The Agreement contemplated two closings, the first of which occurred on March 11, 2004 (the "First Closing"). The Reporting Persons purchased 91,751 Preferred Stock and 917,510 warrants in the First Closing (and anticipate purchasing the remainder of the Preferred Stock and Warrants at a Second Closing scheduled in May 2004).

         Following the First Closing, as a result of their common control and mutual affiliation, the Reporting Persons were the beneficial owners of approximately 21.8% of the outstanding Shares of the Issuer. None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since the First Closing.

         This Report on Schedule 13D corrects a prior Report relating to the same transaction and filed on April 15, 2004. That prior Report, because it incorrectly stated that the Second Closing referenced in the preceding paragraph had in fact occurred, inadvertently identified higher than actual beneficial ownership figures for the Reporting Persons.

Item 4.  Purpose of Transaction.
         ----------------------

         As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business on behalf of their respective advisory clients.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting

Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         (a)-(b) As of this date of this filing, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Preferred Stock and Warrants described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 21.8% of the issued and outstanding Shares. As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC share power to direct the vote and to direct the disposition of the Preferred Stock and Warrants described in Item 3.

         (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital LLC is the investment adviser for Finsbury Worldwide Pharmaceutical Trust ("Finsbury Worldwide"), an investment company incorporated in the United Kingdom, and HFR SHC Aggressive Fund ("HFR SHC Aggressive"), a Bermuda Trust, pursuant to the terms of the investment advisory agreement of each. OrbiMed Advisors LLC is the investment adviser for Winchester Global Trust Company, a Bermuda Trust Limited, which acts as trustee for Caduceus Capital Trust ("Caduceus Capital"). OrbiMed Advisors LLC is also the general partner of

Caduceus Capital II, L.P. ("Caduceus Capital II"), a Delaware limited partnership, pursuant to the terms of its limited partnership agreement; the JV partner of UBS Eucalyptus Fund, LLC ("UBS Eucalyptus"), a registered investment company incorporated in Delaware, pursuant to the terms of its limited liability company agreement; and the JV partner of PaineWebber Eucalyptus Fund, Ltd. ("PaineWebber Eucalyptus"), an investment company incorporated in the Cayman Islands, pursuant to the terms of its governing documents. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of Caduceus Capital, Caduceus Capital II, UBS Eucalyptus, PaineWebber Eucalyptus, HFR SHC Aggressive and Finsbury Worldwide. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus Capital, Caduceus Capital II, UBS Eucalyptus, PaineWebber Eucalyptus, HFR SHC Aggressive and Finsbury Worldwide, including the total Preferred Stock and Warrants of the Issuer held by Caduceus Capital, Caduceus Capital II, UBS Eucalyptus, PaineWebber Eucalyptus, HFR SHC Aggressive and Finsbury Worldwide, as described in Item 3. The number of the outstanding Shares of the Issuer attributable to each of these is 458,760, 197,260, 458,760, 55,040, 68,800 and 596,400,
respectively.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit                       Description

   A. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC.

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 12, 2004                           SAMUEL D. ISALY


                                       By: /s/ Samuel D. Isaly
                                       ----------------------------------------
                                       Name:  Samuel D. Isaly


                                       ORBIMED ADVISORS LLC


                                       By: /s/ Samuel D. Isaly
                                       ----------------------------------------
                                       Name:  Samuel D. Isaly
                                       Title:  Managing Member


                                       ORBIMED CAPITAL LLC


                                       By: /s/ Samuel D. Isaly
                                       -----------------------------------------
                                       Name:  Samuel D. Isaly
                                       Title:  Managing Member

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

================================= ============================= ===================================
                                    Position with Reporting
         Name                               Person                    Principal Occupation
--------------------------------- ----------------------------- -----------------------------------
Samuel D. Isaly                   Managing Partner              Partner
                                                                OrbiMed Advisors LLC
--------------------------------- ----------------------------- -----------------------------------
Michael Sheffery                  Partner                       Partner
                                                                OrbiMed Advisors LLC
--------------------------------- ----------------------------- -----------------------------------
Carl L. Gordon                    Partner                       Partner
                                                                OrbiMed Advisors LLC
--------------------------------- ----------------------------- -----------------------------------
Sven Borho                        Partner                       Partner
     German and Swedish Citizen                                 OrbiMed Advisors LLC
--------------------------------- ----------------------------- -----------------------------------
Eric A. Bittelman                 Chief Financial Officer       Chief Financial Officer
                                                                OrbiMed Advisors LLC
===================================================================================================

                                   Schedule II


         The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.


================================= ============================= ===================================
                                    Position with Reporting
         Name                               Person                    Principal Occupation
--------------------------------- ----------------------------- -----------------------------------
Samuel D. Isaly                   Managing Partner              Partner
                                                                OrbiMed Capital LLC
--------------------------------- ----------------------------- -----------------------------------
Michael Sheffery                  Partner                       Partner
                                                                OrbiMed Capital LLC
--------------------------------- ----------------------------- -----------------------------------
Carl L. Gordon                    Partner                       Partner
                                                                OrbiMed Capital LLC
--------------------------------- ----------------------------- -----------------------------------
Sven Borho                        Partner                       Partner
     German and Swedish Citizen                                 OrbiMed Capital LLC
--------------------------------- ----------------------------- -----------------------------------
Eric A. Bittelman                 Chief Financial Officer       Chief Financial Officer
                                                                OrbiMed Capital LLC
===================================================================================================


                                  EXHIBIT INDEX


------------ ----------------------------------------------------- -------------
  Exhibit                           Description                       Page No.
------------ ----------------------------------------------------- -------------
     A.      Joint Filing Agreement among Samuel D. Isaly,              A-1
             OrbiMed Advisors LLC and OrbiMed Capital, LLC.
------------ ----------------------------------------------------- -------------

CUSIP No. 068750V102                                                   Exhibit A
                                                                       ---------


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated March 11, 2004, (the "Schedule 13D"), with respect to the Common Stock, $0.001 par value per share, of Aerogen Corp. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the
Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of May, 2004.

SAMUEL D. ISALY                                     ORBIMED ADVISORS LLC



/s/ Samuel D. Isaly                                  /s/ Samuel D. Isaly
---------------------------------                    --------------------------
                                                     Name:  Samuel D. Isaly
                                                     Title:  President

ORBIMED CAPITAL LLC



/s/ Samuel D. Isaly
---------------------------------
Name:  Samuel D. Isaly
Title:  President